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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                               FACTUAL DATA CORP.
            --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   303094 10 6
                           --------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /        Rule 13d-1(b)
         /X/        Rule 13d-1(c)
         / /        Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





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CUSIP NO.   303094 10 6               13G            PAGE   2    OF   5    PAGES
          -------------                                  --------   -------


----------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:                                                       Marshall Financial Partners, LP
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                              FEIN:  41-1890207
----------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) / /
       (b) / /
----------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Marshall Financial Partners, LP is a limited partnership formed under the laws of the State of Delaware.
----------------------------------------------------------------------------------------------------------------------

                                              5     SOLE VOTING POWER
                  NUMBER OF
                                                               399,211
                   SHARES                     ------------------------------------------------------------------------

                BENEFICIALLY                  6     SHARED VOTING POWER

                  OWNED BY                                     -0-
                                              ------------------------------------------------------------------------
                    EACH                      7     SOLE DISPOSITIVE POWER

                 REPORTING                                   399,211
                                              ------------------------------------------------------------------------
                  PERSON                      8       SHARED DISPOSITIVE POWER

                   WITH:                                        -0-
----------------------------------------------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           399,211
----------------------------------------------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
       / /
----------------------------------------------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 7.3%
----------------------------------------------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                  PN
----------------------------------------------------------------------------------------------------------------------


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ITEM 1.

         (a)      NAME OF ISSUER
                  The name of the issuer is Factual Data Corp.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  The address of the principal executive offices of the Issuer is 5200 Hahns Peak Drive, Loveland, CO 80538.
ITEM 2.

         (a) NAME OF PERSON FILING. This statement is being filed by Marshall Financial Partners, LP, a Delaware limited partnership (the "Reporting Person").

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of the Reporting Persons is 903 North Third Street, Suite 300, Minneapolis, MN 55401.

         (c) CITIZENSHIP. The Reporting Person is formed under the laws of the State of Delaware.

         (d)      TITLE OF CLASS OF SECURITIES.  Common Stock

         (e)      CUSIP NUMBER. 303094 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      / /      Broker or Dealer registered under Section 15 of the
                           Act

         (b)      / /      Bank as defined in Section 3(a)(6) of the Act

         (c)      / /      Insurance Company as defined in Section 3(a)(19) of
                           the Act

         (d)      / /      Investment Company registered under Section 8 of the
                           Investment Company Act

         (e)      / /      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940

         (f)      / /      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see
                           Section 240.13d-1(b)(1)(ii)(F)

         (g)      / /      Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      / /      Group, in accordance with Section 240.13d-1(b)(ii)(H)



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ITEM 4.           OWNERSHIP

                  As of September 3, 1999, the beneficial ownership of shares of the Reporting Person was as follows:

         (a)      Amount beneficially owned -- 399,211 shares

         (b)      Percent of Class -- 7.3%

         (c) Of the shares beneficially owned by the Reporting Person, it has the power to vote or dispose of the shares as follows:

                  (i)   Sole power to vote or direct the vote -- 399,211
                  (ii)  Shared power to vote or direct the vote -- 0 shares
                  (iii) Sole power to dispose or direct the disposition of
                        -- 399,211 shares
                  (iv) Shared power to dispose or direct the disposition of -- 0 shares

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  Not Applicable.

ITEM 11.          EXHIBITS

                  None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 1999

                                    MARSHALL FINANCIAL PARTNERS, LP
                                    By MARSHALL VENTURES LLC, its
                                    General Partner




                                    By: /s/ John A. Fischer
                                       ----------------------------------------
                                       John A. Fischer, Chief Financial Officer